SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                              VALUESTAR CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   2,524,739 COMMON STOCK, PAR VALUE $0.00025
        103,113 SERIES C CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.00025
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   919910 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


       J. Mitchell Hull, 152W. 57th Street, 11th Floor, New York, NY 10019
                              Tel. (212) 333-4800
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                               SEPTEMBER 14, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 919910 10 9

                                  SCHEDULE 13D

----------------------------                          --------------------------
CUSIP NO. 919910 10 9                                  PAGE 2 OF 6 PAGES
----------------------------                          --------------------------

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     J. Mitchell Hull

--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A) [_]
     (B) [_]

--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS (See Instructions)

     WC

--------------------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------

                7     SOLE VOTING POWER

                      3,555,869

   NUMBER OF    ----------------------------------------------------------------
    SHARES
 BENEFICIALLY   8     SHARED VOTING POWER
   OWNED BY
     EACH
   REPORTING    ----------------------------------------------------------------
    PERSON
     WITH       9     SOLE DISPOSITIVE POWER

                      3,555,869

                ----------------------------------------------------------------

                10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,555,869

--------------------------------------------------------------------------------

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.47% of Common Stock, adjusted for warrants, and 44.12% of Series C Convertible Preferred Stock

--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON (See Instructions)

       IN

--------------------------------------------------------------------------------

                                                              PAGE 3 OF  6 PAGES


      ITEM 1.  SECURITY AND ISSUER

            This statement relates to 3,555,869 shares of Common Stock, $0.00025 par value per share (the `Shares") of ValueStar Corporation, a Colorado corporation (the "Issuer"). The Corporation's principal executive office is located at 360-22nd Street, Suite 210, Oakland, California 94612.

            1,294,674 of the Shares were issued upon conversion of certain 6% Convertible Subordinated Promissory Notes with Warrants and in a private transaction as follows: (i) 273,137 Shares issued to J.M. Hull Associates, L.P.,
(ii) 254,627 Shares issued to Duck Partners, L.P. , (iii) 218,510 Shares issued to Hull Overseas, Ltd. and (iv) 500,000 Shares issued to Hull Capital Corp. Profit Sharing Plan and Trust. and (v) 48,400 Shares allocated to certain accounts managed by Hull Capital Corp.

            500,000 of the Shares were issued upon exercise of warrants by (i) J.M. Hull Associates, L.P. resulting in a total 250,000 Shares, (ii) Duck Partners, L.P. resulting in 50,000 Shares and (iii) Hull Overseas, Ltd. resulting in 200,000 Shares.

            94,500 of the Shares were purchased in the open market on behalf of J.M. Hull Associates, L.P., Duck Partners, L.P., Hull Overseas, Ltd. and Hull Capital Corp. Profit Sharing Plan and Trust. and certain accounts managed by Hull Capital Corp.

            1,031,130 of the Shares are issuable upon conversion of certain shares of Series C Convertible Preferred Stock issued to J.M. Hull Associates, L.P. (444,450 Shares), Hull Overseas, Ltd. (453,340 Shares) and certain accounts managed by Hull Capital Corp. (133,340 Shares)

            639,965 of the Shares are issuable upon the exercise of certain warrants by: (i) J.M. Hull Associates, L.P. resulting in 222,225 Shares, (ii) Duck Partners, L.P. resulting in 20,000 Shares, (iii) Hull Overseas, Ltd. resulting in 226,670 Shares, (iv) Hull Capital Corp. Profit Sharing Plan and Trust resulting in 50,000 Shares, (v) Hull Capital Corp. resulting in 50,000 Shares and (vi) certain accounts managed by Hull Capital Corp. resulting in 71,070 Shares.

      ITEM 2.  IDENTITY AND BACKGROUND.

            (a) This statement is being filed by J. Mitchell Hull (the "Reporting Person"). J. Mitchell Hull is the General Partner of J.M. Hull Associates, LP, a Delaware limited partnership, the General Partner of Duck Partners L.P., a Delaware limited partnership, a Director of Hull Overseas Ltd., a British Virgin Islands corporation and the President of Hull Capital Corp., a Delaware corporation. As a result, J.M. Mitchell Hull may be deemed a beneficial owner of the Shares, although he disclaims such beneficial ownership with respect to the Shares acquired on behalf of J. M. Hull Associates, L. P., Hull Overseas, Ltd., Duck Partners, L.P. and certain accounts managed by Hull Capital Corp.

            (b) The business address of the Reporting Person is 152 West 57th Street, 11th Floor, New York, NY 10019.

                                  SCHEDULE 13D

----------------------------                          --------------------------
CUSIP NO. 919910 10 9                                  PAGE 4 OF 6 PAGES
----------------------------                          --------------------------


            (c) The Reporting Person's present principal occupation is acting as General Partner of J.M. Hull Associates, LP, a Delaware limited partnership, and of Duck Partners L.P., a Delaware limited partnership, a Director of Hull Overseas Ltd. and the President of Hull Capital Corp., a Delaware corporation.

            (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) To the best knowledge of the Reporting Person, during the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) The Reporting Person is a citizen of the United States.

      ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Beneficial ownership of the reported securities was acquired through the utilization of working capital of J.M. Hull Associates, L.P., Duck Partners L.P., Hull Overseas Ltd., Hull Capital Corp. Profit Sharing Plan and Trust and certain accounts managed by Hull Capital Corp.

      ITEM 4.  PURPOSE OF TRANSACTION.

            The Reporting Person acquired the Shares for investment purposes. In the future, depending upon market conditions and other factors the Reporting Person may decide to purchase additional shares of the Issuer in the open market or a private transaction, or to sell any or all of the Shares.

      ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            (a) (b) According to the Issuer, as of October 24, 2000 the Corporation had issued and outstanding 15,674,990 shares of Common Stock, $0.00025 par value per share and 233,689 shares of Series C Convertible Preferred Stock, $0.00025 par value per share. Based on such information, the sole investment and voting power of the Reporting Person of (i) 2,524,739 shares of Common Stock, as adjusted for warrants and (ii) 103,113 shares of Series C Convertible Preferred Stock, results in the Reporting Person being, for purposes of Rule 13d-3, the beneficial owner of 15.47% of the outstanding Common Stock, as adjusted for warrants and of 44.13% of the Series C Convertible Preferred Stock of the Issuer.

            (c) During the 60 days preceding the date of this Schedule 13D, the Reporting Person has purchased 11,000 Shares of the Issuer's Common Stock on the open market.

                                  SCHEDULE 13D

----------------------------                          --------------------------
CUSIP NO. 919910 10 9                                  PAGE 5 OF 6 PAGES
----------------------------                          --------------------------


            (d) Not applicable

            (e) Not applicable.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The relative rights and preferences of the Series C Convertible Preferred Stock are set forth in a Certificate of Designation dated September 14, 2000 .

            Hull Capital Corp. and the Issuer have entered into a Stock Purchase Warrant, dated April 4, 2000.

            Duck Partners, L.P. and the Issuer have entered into a Stock Purchase Warrant, dated April 4, 2000.

            Hull Capital Corp. Profit Sharing Plan and Trust and the Issuer have entered into a Stock Purchase Warrant, dated April 4, 2000.

            Hull Overseas Ltd. and the Issuer have entered into (i) a Series C Preferred Stock and Warrant Purchase Agreement, dated September 14, 2000, (ii) a Stock Purchase Warrant, dated September 15, 2000 and (iii) a Registration Rights Agreement, dated September 14, 2000.

            J.M. Hull Associates, L.P. and the Issuer have entered into (i) a Series C Preferred Stock and Warrant Purchase Agreement, dated September 14, 2000, (ii) a Stock Purchase Warrant, dated September 15, 2000, and (iii) a Registration Rights Agreement, dated September 14, 2000.

            So long as at least 200,000 shares of Series C Stock are issued and outstanding, the holders of Series C Stock shall be entitled, voting as a separate class, to elect one member of the Issuer's Board of Directors. Except as otherwise required by law or expressly provided in the Certificate of Designation of Series C Convertible Preferred Stock of the Issuer, holders of Series C Preferred Stock shall be entitled to vote on all matters submitted or required to be submitted to a vote of the shareholders of the Issuer in the same class and together with the holders of Common Stock and shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which such shares of Series C Preferred Stock are convertible pursuant to the provisions of such Certificate of Designation of Series C Convertible Preferred Stock of the Issuer.

                                  SCHEDULE 13D

----------------------------                          --------------------------
CUSIP NO. 919910 10 9                                  PAGE 6 OF 6 PAGES
----------------------------                          --------------------------


      ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A - Series C Preferred Stock and Warrant Purchase Agreement, dated September 14, 2000 between the Issuer and J.M. Hull Associates, L.P.

            Exhibit B - Series C Preferred Stock and Warrant Purchase Agreement, dated September 14, 2000 between the Issuer and Hull Overseas Ltd.

            Exhibit C - Certificate of Designation of Series C Convertible Preferred Stock of the Issuer, dated September 14, 2000.

            Exhibit D - Registration Rights Agreement, dated September 14, 2000.


SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       December 7, 2000


                                         /s/ J. Mitchell Hull
                                       --------------------------
                                          J. Mitchell Hull